UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-14499

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Embratel Participações S.A.

Full Name of Registrant

Former Name if Applicable

Rua Regente Feijó, 166, Sala 1687-B

Address of Principal Executive Office (Street and number)

Rio de Janeiro, RJ—Brazil 20060-060

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Embratel Participações S.A. (the “Company”) is delayed in preparing and filing its annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”), because it requires additional time to complete the restatement described below. The Company currently expects to file the 2005 Form 20-F by July 14, 2006.

The Company presents its financial statements in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”). In its annual report on Form 20-F, pursuant to the requirements of the Securities and Exchange Commission (the “SEC”), the Company includes in a note to its financial statements a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”). The Company has determined that it incorrectly calculated the amount of capitalized interest on assets under construction under U.S. GAAP, and it will include in the 2005 Form 20-F restated U.S. GAAP financial information for 2004, 2003, 2002 and 2001. The Company has not issued U.S. GAAP financial information for 2005. The effect of the restatement is mainly to increase depreciation in each year, and while the Company has not completed its analysis and recomputation of the amounts in question, it estimates that the cumulative after-tax impact of the correction will be to reduce shareholder’s equity under U.S. GAAP as of December 31, 2004, previously reported as R$5,009 million, by approximately R$100 million.

The restatement will not affect the financial statements of the Company under Brazilian GAAP. The Company released its audited financial statements for 2005 under Brazilian GAAP on March 23, 2006, and furnished them to the SEC on Form 6-K on April 5, 2006.

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PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Isaac Berensztejn 011-55-21 2121-3636
	(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)     ☒ Yes ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported earnings under Brazilian GAAP for 2005 in its audited financial statements dated March 23, 2006, which it furnished to the SEC on Form 6-K on April 5, 2006, and which are available on its website at www.embratel.com.br.

The Company is not able to estimate changes in results of operation under U.S. GAAP for 2005 compared to 2004 until it has completed work on the 2005 Form 20-F. The Company expects such changes to be significant.

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Embratel Participações S.A.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By: /s/ Isaac Berensztejn
Name: Isaac Berensztejn Title: Chief Financial Officer & Investor Relations Officer